Exhibit 21.1

List of Subsidiaries of Kyntra Bio, Inc.

Subsidiaries	Incorporation
FibroGen China Anemia Holdings, Ltd.	Cayman Islands
FibroGen Europe Oy	Finland
FibroGen International (Cayman) Limited	Cayman Islands
FibroGen INTL LLC	Delaware, USA
Skin Sciences, Inc.	Delaware, USA